UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 11, 2010

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Sub: Change in the Committee Compositions

Please note that the Board of Directors of the Company at its Meeting held on February 10, 2010 has, inter alia, approved following changes in the composition of the Committees of the Directors.

I) AUDIT COMMITTEE:

•                  Mr. Arun Duggal has ceased to be the Chairman of the Audit Committee. However, he continues to be the Member of the Audit Committee.

•                  Mr. Pradip Shah has been appointed as the Chairman of the Audit Committee.

•                  Mr. Ramesh Venkateswaran has ceased to be the Member of the Audit Committee; and

•                  Mr. Vimal Bhandari, Independent Director, has been inducted as a Member of the Audit Committee.

Accordingly, the Audit Committee of the Company stands re-constituted as under:

Mr. Pradip Shah, Chairman

Mr. Arun Duggal, Member

Mr. Vimal Bhandari, Member

II) NOMINATING & GOVERNANCE COMMITTEE:

Mr. Ashok Kumar Patni has been inducted as the Member of the Nominating & Governance Committee. Accordingly, the Nominating & Governance Committee of the Company stands re-constituted as under:

Mr. Narendra K Patni, Chairman

Mr. Ramesh Venkateswaran, Member

Dr. Michael Cusumano, Member

Mr. Pradip Baijal, Member

Mr. Ashok Kumar Patni, Member

Please take the above information on the record.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: February 11, 2010	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary